Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Aetherion Technologies Inc. (formerly Westport Fuel Systems Inc.) (“Aetherion”, the “Company”, “we”, “us”, “our”) for the three and nine months ended September 30, 2026 provides an update to our annual MD&A dated April 23, 2026 for the fiscal year ended December 31, 2025. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2025 and our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026. Our interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of November 12, 2026.

Additional information relating to Aetherion, including our Annual Report Form 20-F for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under applicable Canadian securities laws and the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Forward-looking information generally can be identified by the use of forward-looking terminology such as "expect", "anticipate", "believe", "estimate", "plan", "project", "intend", "may", "will", "should", "could", "would", "continue", "forecast", "outlook", or similar expressions, including the negative of such items. Such forward-looking statements include, but are not limited to, future strategic initiatives and future growth, future of our development and service programs and project milestones (including those relating to Cespira's HPDI fuel system and Hydrogen), our expectations for remainder of 2026, 2027, and beyond, including anticipated effects of new accounting and reporting standards, the global demand for our products or our HPDI joint venture's products (including from Cespira's HPDI 3.0TM fuel systems), timing and progress of development, validation and commercialization activities (including expected timing of field testing and commercialization paths); expected timing of receipt of amounts (including holdback receivables); expectations regarding output, efficiency and operational performance; outlook for commodity prices; liquidity outlook and the Company's ability to fund operations over the next twelve months; plans and ability to improve liquidity through financings and other alternatives (including the potential use of the Company's shelf prospectus and committed equity financing); anticipated funding of, and contributions to, the Company's joint venture arrangements (including expected funding levels and the Company's expected share of such funding); and other statements regarding the Company's future plans, objectives, strategies, results, performance, condition or prospects.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent annual report, Form 20-F, filed on SEDAR+ at www.sedarplus.ca. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our annual report. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

Management's Discussion and Analysis
The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Aetherion does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

GENERAL DEVELOPMENTS

•For the three months ended September 30, 2026, Cespira, our joint venture with Volvo Group, increased its revenue by $8.9 million or 46% compared to the prior year quarter. Cespira reduced its net loss by $5.7 million. Aetherion reduced its capital contributions to Cespira in the three months ended September 30, 2026 to $2.8 million from $11.0 million in the prior year quarter. The improvement in Cespira's financial performance was driven by higher sales volumes, increasing market adoption and OEM interest in HPDI technology, and favorable diesel to natural gas fuel economics, supported by continued focus on supply chain execution as the business prepares for the launch of HPDI 3.0.

•For the three months ended September 30, 2026, our High-Pressure Controls segment had revenues of $2.6 million, up from $1.6 million in the prior year quarter, primarily due to the temporary impact on production and shipments associated with the transition of operations to China and Cambridge in Q3 2025.

•On October 15, 2026, the Company changed its name from Westport Fuel Systems Inc. to Aetherion Technologies Inc. The new name reflects the Company’s focus on delivering commercially ready technologies that enable affordable, lower-emission heavy-duty transportation. The Company's technologies are designed to provide diesel-grade performance and economics using lower-emission fuels, offering fleets a practical pathway to reduce emissions while leveraging existing engine platforms.

•On September 15, 2026, the Company entered into a Committed Equity Facility ("CEF") with Roth Principal Investments, LLC ("RPI"), pursuant to which the Company has the right, but not the obligation, to issue and sell up to $25.0 million of its common shares to RPI at the Company's discretion, subject to the terms and conditions of the CEF agreement. The Company intends to use any net proceeds for working capital and general corporate purposes and may access capital opportunistically over time. The Company's ability to issue shares under the CEF is subject to certain conditions, including the effectiveness of a registration statement registering the resale of such shares. Subject to specified exceptions under applicable Nasdaq rules, the Company may not issue shares in excess of 19.99% of its common shares outstanding immediately prior to execution of the CEF unless shareholder approval is obtained.

Management's Discussion and Analysis
BUSINESS OVERVIEW

Aetherion Technologies Inc. is a global clean transportation technology company delivering commercially proven solutions that enable fleets and original equipment manufacturers ("OEMs") to improve vehicle performance, efficiency, and environmental sustainability. Leveraging decades of engineering expertise, the Company develops advanced fuel delivery, storage, and control technologies for heavy-duty mobility applications.

Aetherion's technologies support a broad range of alternative fuels, including natural gas, renewable natural gas ("RNG"), and hydrogen, helping OEMs and commercial transportation operators meet evolving performance requirements, regulatory standards, and climate objectives in a cost-effective manner. Through its portfolio of differentiated technologies and strategic partnerships, the Company delivers practical, scalable, and affordable lower-emission transportation solutions.

Aetherion is headquartered in Vancouver, Canada, with operations in Cambridge, Ontario; Calgary, Alberta; China and Europe. The Company's products are marketed under its AFS and GFI brands and through Cespira, Aetherion's joint venture with the Volvo Group ("Volvo"). Aetherion's products and systems enable the use of alternative fuels in transportation applications, providing economic and environmental advantages compared to conventional diesel and gasoline-powered vehicles while supporting the transition toward lower-carbon mobility solutions.

Our portfolio includes our High-Pressure Controls segment sold under the AFS and GFI brands and a 55% ownership in Cespira, a joint venture with Volvo. Our High-Pressure Controls segment designs, develops, and produces components including pressure regulators, valves, filters, electronic control units ("ECUs") and high-pressure hydrogen components for transportation and industrial applications. We partner with fuel cell, hydrogen engine and alternative fuel engine manufacturers offering versatile solutions that serve a variety of fuel types. Cespira launched in 2024 and is committed to advancing the development and commercialization of Cespira's HPDI™ fuel system, a fully OEM-integrated gaseous fuel system that enables heavy-duty diesel engines to operate with a range of alternative fuels including natural gas, RNG, hydrogen and others without any performance or efficiency compromises relative to the base diesel engine platform. As part of Aetherion and Cespira's portfolio of solutions, Cespira's LNG HPDI 2.0 fuel system is on the road today and is a complete system offering OEMs the flexibility to differentiate their natural gas product lines easily while also maintaining maximum commonality with their conventional diesel fueled products. In 2026, Cespira introduced HPDI 3.0, the next generation of its fuel system technology.

Business Segments

Aetherion develops and supplies advanced alternative-fuel systems, components, and technologies that enable global transportation and industrial customers to affordably reduce emissions and transition toward cleaner mobility solutions. Our technologies, products, and services are sold under our established brands and form the foundation for sustainable growth in both existing and emerging markets worldwide. We operate through the following segments:

Cespira
In June 2024, Aetherion and Volvo entered into a series of joint venture agreements (collectively, the "JV Agreement"), to establish Cespira, focused on promoting, developing, and commercializing the HPDI fuel system technology. Under the terms of the agreement, Aetherion owns a 55% equity interest in Cespira, while Volvo owns 45%. The JV prioritizes scaling the HPDI fuel system and supporting the global transition to carbon-neutral, internal combustion engine technologies, particularly in heavy-duty, long-haul trucking, where multiple propulsion technologies are required to achieve substantial decarbonization. Cespira designs, assembles, and supplies LNG HPDI 3.0 fuel systems, related components, and engineering services to engine manufacturers and commercial vehicle OEMs. The fully integrated LNG HPDI fuel systems enable diesel engines to operate predominantly on alternative gaseous fuels - such as RNG - while maintaining equivalent power, torque, and fuel efficiency relative to conventional compression ignition engines fueled with diesel fuel. This can be a cost-effective pathway to meaningful greenhouse gas reductions. The JV is also advancing the application of HPDI fuel systems for hydrogen and other alternative fuels in internal combustion engines, expanding its relevance to future decarbonization strategies.

Management's Discussion and Analysis
High-Pressure Controls
The High-Pressure Controls segment designs, engineers, manufacturers and supplies components for transportation and industrial applications, using gaseous fuels such as hydrogen. This segment represents Aetherion's off-engine product portfolio, supplying regulators, valves, ECUs, pressure components, and related engineered solutions to OEM and Tier-1 customers worldwide. These technologies support fuel-cell vehicles, hydrogen fueled internal combustion engines, and natural gas mobility platforms.

Aetherion's High-Pressure Controls segment, with its GFI branded products, has decades of engineering expertise in developing high-quality and often customized components tailored for global automotive, truck, bus, rail, and industrial OEMs. The business is positioned at the forefront of the clean-energy transition, with solutions supporting both current alternative fuel deployment and hydrogen powered mobility.

Through our GFI-branded operations, with manufacturing facilities in Canada and China, we deliver components used in passenger vehicles, buses, mid-duty and heavy-duty trucks, rail applications, construction and industrial equipment.

RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Government Regulation, Policies and Incentives
Government regulation is a key factor in driving accelerated global demand for and adoption of reduced emission vehicles. Supportive government policy combined with rising corporate adherence to emission reduction goals are creating growth catalysts for Aetherion in some of its key markets. While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there can be no assurance that these policies, mandates, and regulations will be continued. If these are discontinued, if current requirements are relaxed, or if other regulations are implemented that may impact our business, we may experience a material impact on our competitive position.

Global inflation trends remain inconsistent, with inflationary pressures easing in developed countries, while continuing to impact certain emerging and developed markets. Aetherion sources its components from global suppliers and continues to face inflationary pressure on production input costs. Specifically, the cost of semiconductors, raw materials, and parts has increased, along with higher labor costs, all of which are contributing to margin compression.

Interest Rates

In response to inflationary pressures, central banks in major markets raised interest rates significantly in recent years. Although interest rates subsequently declined in certain markets, inflationary pressures and other economic conditions have resulted in continued uncertainty regarding the future path of interest rates. Interest rates may remain elevated for a prolonged period or increase further, and borrowing costs may also be affected by changes in credit spreads, lender risk appetite and other credit and capital market conditions.

Automotive manufacturers and OEMs are facing challenges as higher interest rates are compressing profit margins. This environment is leading to delays and cancellations of clean energy investments as companies prioritize cost-cutting measures. Additionally, elevated interest rates have contributed to a slowdown in global economic growth, particularly in emerging markets that are already experiencing heightened financial pressures, which could further dampen demand for clean energy solutions. Elevated interest rates, credit spreads and other financing market conditions may also adversely affect our ability to obtain additional financing on acceptable terms. Financing available to us may bear interest rates or other financing costs that are materially higher than those associated with our existing financing arrangements and may include financial or operating covenants, security requirements or other restrictions. Higher financing costs or restrictive financing terms could increase our cash requirements, reduce our financial flexibility and adversely affect our liquidity, financial condition and ability to execute our business plan.

Hydrogen Eco-System Uncertainty

The hydrogen industry is currently facing economic challenges associated with limited load of available hydrogen which has resulted in high operational costs across the value chain. This has led to delays and cancellations of projects. Key cost factors, such as rising renewable electricity prices and increased electrolyzer costs, are having a significant impact on the economics of renewable (green) hydrogen projects. These higher costs, coupled with uncertainties

Management's Discussion and Analysis
surrounding fuel supply and infrastructure development, make it challenging to predict when hydrogen technology for transport will become a viable decarbonization solution.

Fuel Prices

The adoption of our products and technologies is affected by the absolute and relative prices of diesel, natural gas, renewable natural gas and hydrogen, as well as fuel taxes, incentives, infrastructure costs and vehicle efficiency. Customers generally evaluate alternative-fuel vehicles based on total cost of ownership and the expected payback on the vehicle’s higher initial purchase price. Accordingly, changes in the price differential between conventional diesel and lower-carbon fuels and volatility in fuel prices can affect the timing and scale of customer investments.

Diesel prices increased significantly during 2026. Although current forecasts anticipate some moderation during 2027, diesel prices are expected to remain elevated and volatile. Higher diesel prices may improve the relative fuel-cost economics of natural-gas vehicles in markets where delivered natural-gas prices remain comparatively low; however, they may also increase customers’ operating costs in other areas of their business and affect their ability or willingness to invest in new vehicles. Price volatility may also increase uncertainty for fleet operators when evaluating long-term fuel supply arrangements and vehicle investment decisions.

Natural-gas prices and the price advantage relative to diesel vary by region and remain sensitive to weather, supply, infrastructure, taxes and geopolitical developments. If natural gas, renewable natural gas or LNG prices increase relative to diesel, or if customers cannot obtain these fuels conveniently and on commercially attractive terms, demand for vehicles incorporating our or Cespira’s technologies could be adversely affected.

Delivered hydrogen prices remain high in many markets and are affected by production costs, infrastructure utilization, transportation, storage and government support. Continued high hydrogen prices, limited refuelling infrastructure or reduced incentives could delay customer adoption and adversely affect demand for our hydrogen-related products and technologies.

In addition to the risks referred above, readers should also refer to our discussion in our annual report Form 20-F for the year ended December 31, 2025, dated April 23, 2026, under the headings "Risk Factors" and "Business Overview" for more information.

Liquidity and Going Concern

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to supply chain and fuel prices in the preparation of the interim financial statements for the three and nine months ended September 30, 2026. However, changes in circumstances due to the forementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

For the nine months ended September 30, 2026, we had operating losses from continuing operations of $17.2 million. Cash used in operating activities from continuing operations was $12.9 million for the nine months ended September 30, 2026 and was primarily driven by operating losses and changes in working capital.

As at September 30, 2026, we had cash and cash equivalents of $14.5 million including restricted cash of $0.4 million.

Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, management is projecting that its existing cash and cash equivalents and other available sources of liquidity will not be sufficient to fund its operations through the next twelve months from the date of the issuance of the condensed consolidated interim financial statements ("interim financial statements"). These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the interim financial statements are issued.

Although the Company was able to raise equity financing in the prior quarters, management continues to evaluate different options to improve Aetherion's liquidity position, including access to the CEF described above, raising additional funds from the public markets, borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not in the Company's control. As such, there can be no assurance that Aetherion will be successful in obtaining sufficient funding. Accordingly, the Company concluded under the accounting

Management's Discussion and Analysis
standards that these plans do not alleviate the substantial doubt about Aetherion's ability to continue as a going concern.

Cybersecurity and Data Privacy Risks

We rely on information technology networks and systems to operate our business, including internal IT business applications and systems that store business, employee, and other information. We have experienced, and may in the future experience, cybersecurity incidents, including unauthorized access to our systems and data. Cyber incidents could result in business disruption; theft, loss, misuse, or improper disclosure of confidential, personal, or proprietary information; remediation and response costs; increased cybersecurity protection and insurance costs; claims, litigation, regulatory inquiries or investigations, penalties, and fines; reputational harm; and other adverse impacts. Cyber incidents could also delay our financial reporting or our ability to complete audits and filings on a timely basis and could result in regulatory orders or restrictions such as management cease trade orders. Although we maintain cybersecurity measures and engage third‑party experts, and although certain of our operational systems (including systems supporting manufacturing continuity) are segregated from other IT environments, our measures cannot fully eliminate these risks, particularly as threat actors evolve. We are also exposed to cybersecurity and data privacy risks arising from third‑party service providers and partners. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition, liquidity, and reputation.

THIRD QUARTER 2026 RESULTS
Revenues for the three months ended September 30, 2026 increased by 60% to $2.6 million compared to $1.6 million in the same quarter last year. The lower revenue in Q3 2025 is due to the move of business from Italy to China and Canada.

Cespira delivered strong financial performance, driven by significant growth in product, and aftermarket. For the three months ended September 30, 2026 revenue was $28.2 million compared to $19.3 million in the prior year quarter. Gross profit was $3.7 million for the three months ended September 30, 2026 compared to a gross loss of $1.0 million in the prior year quarter.

We reported a net loss from continuing operations of $3.0 million for the three months ended September 30, 2026, compared to a net loss from continuing operations of $10.4 million for the same quarter last year. The reduction in the net loss from continuing operations is due to higher revenue, lower operating expenses, improved Cespira financial performance, and a $2.2 million gain on warrant liabilities remeasurement.

Cash and cash equivalents were $14.5 million at the end of the third quarter 2026. Cash used in operating activities from continuing operations was $5.0 million for the quarter, primarily driven by operating losses in the quarter and changes in working capital. Cash used in investing activities from continuing operations was primarily driven by capital contributions to Cespira of $2.8 million for the quarter. Cash used in financing activities from continuing operations were primarily driven by the debt repayment of $1.0 million in the quarter. We fully repaid our EDC debt in the quarter.

We reported negative adjusted EBITDA of $4.8 million, (see "Non-GAAP Financial Measures" section in this MD&A) during the third quarter compared to negative adjusted EBITDA of $6.3 million for the prior year quarter. The decrease in negative adjusted EBITDA was primarily driven by lower operating losses, and a decrease in the loss from investments accounted for by the equity method. Included in the prior year quarter's adjusted EBITDA was our discontinued operations' performance, which included an operating profit of $1.8 million for the three months ended September 30, 2025.

Management's Discussion and Analysis
SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(in thousands of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$2,591	$1,617	$7,593	$21,438
Cost of revenue	$2,496	$1,145	$6,849	$18,589
Gross profit	$95	$472	$744	$2,849
Gross margin[1]	4%	29%	10%	13%
Loss from investments accounted for by the equity method	$(166)	$(3,197)	$(2,830)	$(10,767)
Net loss from continuing operations	$(2,990)	$(10,410)	$(20,072)	$(20,758)
Net loss from discontinued operations	$—	$(3,316)	$—	$(29,763)
Net loss for the period	$(2,990)	$(13,726)	$(20,072)	$(50,521)
Net loss per share from continuing operations - basic & diluted	$(0.13)	$(0.60)	$(1.05)	$(1.20)
Net loss per share from discontinued operations - basic & diluted	$—	$(0.19)	$—	$(1.72)
Net loss per share - basic & diluted	$(0.13)	$(0.79)	$(1.05)	$(2.91)
Weighted average basic & diluted shares outstanding	22,250,103	17,351,005	19,173,516	17,337,428
EBIT[1]	$(3,096)	$(14,055)	$(20,420)	$(48,220)
EBITDA[1]	$(2,786)	$(12,814)	$(19,643)	$(42,998)
Adjusted EBITDA[1]	$(4,843)	$(6,313)	$(15,975)	$(7,337)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
(in thousands of U.S. dollars, except for per share amounts and shares outstanding)
Cash and cash equivalents	$14,529	$27,158
Total assets	77,323	94,009
Total liabilities	28,998	25,196
Shareholders' equity	48,325	68,813

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

Revenue for the three and nine months ended September 30, 2026

(in thousands of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2026	2025	$	%	2026	2025	$	%
High-Pressure Controls	$2,591	$1,606	$985	61%	$7,593	$6,392	$1,201	19%
Heavy-Duty OEM	—	11	(11)	(100)%	—	15,046	(15,046)	(100)%
Total revenue from continuing operations	$2,591	$1,617	$974	60%	$7,593	$21,438	$(13,845)	(65)%
High-Pressure Controls
Revenue for the three and nine months ended September 30, 2026 was $2.6 million and $7.6 million, respectively, compared with $1.6 million and $6.4 million for the three and nine months ended September 30, 2025.

The increase in revenue for the three months ended September 30, 2026 was primarily driven by higher volume of sales in the quarter compared to prior year, which was impacted by the transition of operations to the Company's manufacturing facilities in China and Cambridge. As production and shipment levels normalized, the Company achieved higher shipment volumes during the current quarter, resulting in increased sales.

Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Gross Profit for the three months ended September 30, 2026

(in thousands of U.S. dollars)	Three months ended September 30,	% of	Three months ended September 30,	% of	Change
	2026	Revenue	2025	Revenue	$	%
High-Pressure Controls	$95	4%	$461	29%	$(366)	(79)%
Heavy-Duty OEM	—	—%	11	100%	(11)	(100)%
Total gross profit from continuing operations	$95	4%	$472	29%	$(377)	(80)%

High-Pressure Controls
Gross profit was $0.1 million or 4% of revenue, for the three months ended September 30, 2026 compared to $0.5 million or 29% of revenue, for the three months ended September 30, 2025. The decrease in gross profit margin was primarily attributable to the absence of a non-recurring, high-margin engineering services revenue recognized in the prior year period. We anticipate that as the manufacturing plants in Canada and China continue to work on localizing supply chain and improving its manufacturing processes and output, its gross profit and margin will benefit.

Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Management's Discussion and Analysis
Gross Profit for the nine months ended September 30, 2026

(in thousands of U.S. dollars)	Nine months ended September 30,	% of	Nine months ended September 30,	% of	Change
	2026	Revenue	2025	Revenue	$	%
High-Pressure Controls	$744	10%	$1,079	17%	$(335)	(31)%
Heavy-Duty OEM	—	—%	1,770	12%	(1,770)	(100)%
Total gross profit from continuing operations	$744	10%	$2,849	13%	$(2,105)	(74)%

High-Pressure Controls
Gross profit was $0.7 million or 10% of revenue, for the nine months ended September 30, 2026 compared to $1.1 million or 17% of revenue, for the nine months ended September 30, 2025. Gross profit for the nine months ended September 30, 2026 benefited from a high margin engineering services revenue generated during the first quarter of 2026, with lower engineering services activity in subsequent quarters. Engineering services revenue is dependent on customer validation and testing requirements and this fluctuates from period to period. The prior year period benefited from a non-recurring engineering services project, which contributed to the higher gross profit and gross margin reported in 2025.
Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Research and Development Expenses ("R&D")

(in thousands of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2026	2025	$	%	2026	2025	$	%
High-Pressure Controls	$650	$2,293	$(1,643)	(72)%	$2,388	$5,027	$(2,639)	(52)%
Heavy-Duty OEM	—	26	(26)	(100)%	—	159	(159)	(100)%
Corporate & unallocated	391	—	391	100%	1,087	—	1,087	100%
Total R&D expenses	$1,041	$2,319	$(1,278)	(55)%	$3,475	$5,186	$(1,711)	(33)%
High-Pressure Controls
R&D expenses for the three and nine months ended September 30, 2026 was $0.7 million and $2.4 million, respectively, compared to $2.3 million and $5.0 million for the three and nine months ended September 30, 2025. The reduction in R&D expense in the quarter was primarily driven by an increase in reallocation of internal engineering resources to support improving the manufacturing process in Canada and also reduced spend in outside services and supplies. In addition, the comparative prior year periods included a provision for estimated losses of $1.0 million related to a hydrogen development program and $0.3 million plant relocation costs, which contributed to the higher R&D expenses reported in 2025.

Heavy-Duty OEM
There was no activity in the quarter.

Corporate & unallocated
We incurred research and development costs primarily for engineering labor, materials, and outside services support for product development, validation, and testing for a new high-pressure CNG fuel storage solution.

Management's Discussion and Analysis
Selling, General and Administrative Expenses ("SG&A")

(in thousands of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2026	2025	$	%	2026	2025	$	%
High-Pressure Controls	$680	$587	$93	16%	$2,018	$1,442	$576	40%
Heavy-Duty OEM	—	37	(37)	(100)%	—	159	(159)	(100)%
Corporate & unallocated	3,592	3,811	(219)	(6)%	9,693	10,345	(652)	(6)%
Total SG&A expenses	$4,272	$4,435	$(163)	(4)%	$11,711	$11,946	$(235)	(2)%

High-Pressure Controls
SG&A expenses for the three and nine months ended September 30, 2026 was $0.7 million and $2.0 million, respectively, compared with $0.6 million and $1.4 million for the three and nine months ended September 30, 2025. The increase in SG&A expenses in the current quarter was mainly due to a higher provision for expected credit losses. In the prior year quarter 2025, certain support personnel costs and outside services were shared with the Light-Duty business. The $0.6 million increase in SG&A expenses for the nine month period was primarily attributable to higher headcount and related personnel costs at the Company's Cambridge and China facilities, compared to the prior year when those facilities were in the process of being established.

Heavy-Duty OEM
There was no activity in the quarter.

Corporate & unallocated
SG&A expenses for the three and nine months ended September 30, 2026 was $3.6 million and $9.7 million, respectively, compared with $3.8 million and $10.3 million for the three and nine months ended September 30, 2025. The decrease in SG&A expenses in the current quarter was primarily attributable to lower audit related fees and reduced salary and benefit costs resulting from lower headcount.

Other significant expense and income items for the three and nine months ended September 30, 2026

(in thousands of U.S. dollars)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Foreign exchange loss (gain)	$(240)	$1,282	$2,460	$(4,145)
Depreciation and amortization:
Cost of sales depreciation and amortization	196	26	508	209
Operating expense depreciation and amortization	114	146	269	360
Total depreciation and amortization	$310	$172	$777	$569

Loss from investments accounted for by the equity method	$(166)	$(3,197)	$(2,830)	$(10,767)
Interest expense on long-term debt	$30	$142	$188	$500
Income tax expense	$20	$14	$356	$148

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and nine months ended September 30, 2026, we recognized foreign exchange gains of $0.2 million and losses of $2.5 million, respectively, compared to foreign

Management's Discussion and Analysis
exchange losses of $1.3 million and a gain of $4.1 million for the three and nine months ended September 30, 2025. The gain recognized in the current period primarily relates to the remeasurement of U.S. dollar denominated debt in our Canadian legal entities, resulting from favorable movements in foreign exchange rates.

Depreciation and amortization for the three and nine months ended September 30, 2026 was $0.3 million and $0.8 million, respectively, compared to $0.2 million and $0.6 million for the three and nine months ended September 30, 2025. The amounts included in cost of revenue for the three and nine months ended September 30, 2026 were $0.2 million and $0.5 million, respectively, compared with $0.0 million and $0.2 million for the three and nine months ended September 30, 2025. The increase in depreciation and amortization for the nine month period was primarily attributable to manufacturing equipment capitalized at the Company's manufacturing facilities in late 2025 and early 2026. The comparative prior year depreciation expense was lower due to the relocation of certain machinery and equipment from Italy to Canada and China.

Loss from investments accounted for by the equity method for the three and nine months ended September 30, 2026 was a loss of $0.2 million and $2.8 million, respectively, compared to a loss of $3.2 million and $10.8 million for the three and nine months ended September 30, 2025. This was driven by our 55% ownership interest in Cespira. Refer to "Selected Cespira Financial Information" for more details about Cespira's performance in the quarter.

Interest on long-term debt and amortization of discount
The decrease in interest expense on long-term debt for the three and nine months ended September 30, 2026 compared to the prior year periods was primarily due to the full repayment of the EDC term loan in September 2026, which eliminated interest expense associated with that facility subsequent to its repayment.

Income tax expense from continuing operations was nominal for the three months ended September 30, 2026 and 2025. For the nine months ended September 30, 2026, income tax expense increased to $0.4 million from $0.1 million in the prior year period, primarily due to profits generated by certain subsidiaries and the related tax impact of intercompany activities .

Related party transactions
Aetherion's related parties are Cespira, directors, officers and shareholders that own more than 10% of our shares.
We engage in transactions with Cespira primarily through cross-charges, provision of services and the sale of inventory under a transitional services agreement that ended on June 30, 2025.

Related party transactions with Cespira	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Sales of goods, services, and other income	$6	$136	$18	$15,679
Inventory purchased, services and other expenses	31	226	465	1,470

Related party balances with Cespira	September 30, 2026	December 31, 2025
Receivables (note 6 in the interim financial statements)	$203	$274
Payables (note 10 in the interim financial statements)	$367	$78

Management's Discussion and Analysis
Selected Cespira Financial Information

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose selected Cespira financial information in notes 8 and 16 of our interim financial statements for the three and nine months ended September 30, 2026.

The following table sets forth a summary of the financial results of Cespira for the three and nine months ended September 30, 2026 and 2025.

	Three months ended September 30,		Change		Nine months ended September 30,		Change
(in thousands of U.S. dollars)	2026	2025	$	%	2026	2025	$	%
Product revenue	$20,683	$11,184	$9,499	85%	$54,820	$29,634	$25,186	85%
Aftermarket revenue	4,888	3,589	1,299	36%	14,678	9,308	5,370	58%
Service revenue	2,676	4,555	(1,879)	(41)%	8,069	9,205	(1,136)	(12)%
Total revenue	28,247	19,328	8,919	46%	$77,567	$48,147	$29,420	61%
Gross profit (loss)[1]	3,689	(1,036)	4,725	456%	9,079	(2,447)	11,526	471%
Gross margin %	13%	(5)%			12%	(5)%
Research & development	1,095	1,135	(40)	(4)%	3,757	6,025	(2,268)	(38)%
Selling, general, & administrative	3,356	2,767	589	21%	9,471	8,804	667	8%
Operating loss	(452)	(5,918)	5,466	(92)%	(5,163)	(19,758)	14,595	(74)%
Net loss	(301)	(6,034)	5,733	(95)%	(5,199)	(19,778)	14,579	(74)%
1Gross margin is a non-GAAP financial measure. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measure or ratio.

Product Revenue for the three and nine months ended September 30, 2026 was $20.7 million and $54.8 million compared to $11.2 million and $29.6 million for the three and nine months ended September 30, 2025. The increase in revenue of 85% in the current quarter was primarily driven by significantly higher volumes of systems sold compared to the prior year quarter. The year to date revenue growth was primarily driven by significantly higher volumes of systems sold in each of the first three quarters of 2026 compared to the corresponding prior year periods. Cespira's growth is influenced by the resilient favorable price differential between diesel and natural gas and government regulation support in markets like Europe. Growth was also supported by increasing industry recognition of HPDI technology as a commercially viable low emissions solution for heavy-duty transportation.

Aftermarket Revenue for the three and nine months ended September 30, 2026 was $4.9 million and $14.7 million compared to $3.6 million and $9.3 million for the three and nine months ended September 30, 2025. The increase in aftermarket revenue is primarily driven by an increase in sales volumes.

Service Revenue for the three and nine months ended September 30, 2026 was $2.7 million and $8.1 million compared to $4.6 million and $9.2 million for the three and nine months ended September 30, 2025. The decrease in service revenue for the three and nine month periods was primarily attributable to the timing of project milestone achievements, with higher milestone revenue recognized in the prior-year periods. Service revenue allocated to project milestones are weighted differently across the phases of an engineering service revenue project. One of Cespira's significant long-term engineering service revenue projects is expected to complete in Q4 2026 in advance of the anticipated launch of their HPDI 3.0 product.

Management's Discussion and Analysis
Gross profit was $3.7 million and $9.1 million for the three and nine months ended September 30, 2026 compared to gross loss of $1.0 million and $2.4 million for the three and nine months ended September 30, 2025. The increase in gross profit was primarily driven by the increase in higher volumes of systems and aftermarket products sold along with cost reductions in materials and improvements in labor efficiency.

R&D expense was $1.1 million and $3.8 million for the three and nine months ended September 30, 2026 compared to $1.1 million and $6.0 million for the three and nine months ended September 30, 2025. This was primarily driven by lower travel, outside services, and labor costs as Cespira focuses more on engineering service revenue related projects compared to self-funded R&D projects.

SG&A expense was $3.4 million and $9.5 million for the three and nine months ended September 30, 2026 compared to $2.8 million and $8.8 million for the three and nine months ended September 30, 2025. The increase in SG&A expense for the current quarter was primarily driven by higher sales and marketing costs, including increased promotional activities and external marketing services to support Cespira's growth initiatives.

Cespira had an operating loss of $0.5 million and $5.2 million for the three and nine months ended September 30, 2026 compared to $5.9 million and $19.8 million for the three and nine months ended September 30, 2025. Cespira significantly reduced its operating loss compared to the prior year quarter by meaningfully increasing its product revenue, gross margin and lowering its cost base as it continues to grow and scale the business. The improvement also reflects management's focus on growing volumes, enabling supply chain execution and maintaining a tightly controlled cost environment as it prepares for the launch of HPDI 3.0.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents decreased by $9.4 million during the third quarter of 2026 to $14.5 million from $23.9 million as at June 30, 2026 and decreased by $12.6 million during the first nine months of 2026 from $27.2 million at December 31, 2025. The decrease in cash during the three months ended September 30, 2026 was primarily driven by our operating losses, funding of the Cespira JV, and debt repayments.

Cash Flow from Operating Activities
For the three months ended September 30, 2026, our net cash used in operating activities from continuing operations was $5.0 million, compared to net cash used in operating activities from continuing operations of $4.5 million in the three months ended September 30, 2025. The increase in net cash used in operating activities was primarily driven by the changes in working capital, partially offset by a lower net operating losses.
Cash Flow from Investing Activities
For the three months ended September 30, 2026, our net cash used in investing activities from continuing operations was $2.8 million compared to net cash provided by investing activities from continuing operations of $14.5 million for the three months ended September 30, 2025. The increase in net cash used in investing activities from continuing operations was primarily driven by the prior year receipt of $26.0 million of proceeds from the sale of the Light-Duty segment. This was partially offset by lower capital contributions to the Cespira JV from $11.0 million to $2.8 million in the current quarter, reflecting the improvement of Cespira's financial performance. Purchases of property, plant and equipment also decreased to $0.1 million from $0.5 million in the prior year quarter. Capital expenditures were higher in the prior year period as the Company was preparing for the transfer of certain plant operations from Italy to Canada and China.
Cash Flow from Financing Activities
For the three months ended September 30, 2026, our net cash provided by financing activities from continuing operations was $1.0 million compared to net cash used in financing activities from continuing operations of $1.0 million for the three months ended September 30, 2025. During the quarter, the Company repaid the remaining $1.0 million outstanding under its EDC loan facility, fully settling the debt. In the prior year quarter, we paid $6.8 million in debt repayments including $5.8 million to the Purchaser for a short-term loan we borrowed within the same quarter.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years
Accounts payable and accrued liabilities	$15,808	$15,808	$15,808	$—	$—
Operating lease obligations	1,522	1,737	532	889	316
	$17,330	$17,545	$16,340	$889	$316

SHARES OUTSTANDING

During the nine months ended September 30, 2026 and September 30, 2025, the weighted average number of shares used in calculating the basic and diluted net loss per share was 19,173,516 and 17,337,428, respectively. The Common Shares and Share Units (comprising of performance share units, restricted share units and deferred share units) outstanding and exercisable as at the following dates are shown below:

(weighted average exercise prices are presented in Canadian dollars)
	September 30, 2026		November 12, 2026
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	18,995,734		18,995,734
Share Units
Outstanding	890,103	4.09	890,103	N/A
Exercisable	491	31.07	491	N/A

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our interim financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, fair value of warrant liability, and property, plant and equipment. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A for the year ended December 31, 2025, filed on April 23, 2026. Actual amounts may vary significantly from estimates used.

The Company's warrant liabilities consist of Pre-Funded Warrants and Common Warrants issued in connection with the June 2026 financing transaction. The warrants are classified as financial liabilities because they do not qualify for the equity classification under ASC 815-40, Contracts in Entity's Own Equity and therefore are required to be accounted for as liabilities. The warrants are initially recognized at fair value and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

i.The fair value of the Pre-Funded Warrant liability is based on the market price of the Company's common shares. Because the exercise price of the Pre-Funded Warrants is nominal ($0.00001 per warrant), the fair value of the Pre-Funded Warrants approximates the market value of the underlying common shares.

ii.     The fair value of the Common Warrant liability is determined using the Black-Scholes-Merton option pricing model. The valuation incorporates market-based inputs, including the Company's share price, exercise price, expected share price volatility, expected term, risk-free interest rate and expected dividend yield. The determination of fair value requires management to apply judgment in selecting the appropriate assumptions and valuation methodology.

As at September 30, 2026, the key assumptions used in the valuation of the warrant liabilities included a share price of $1.96, expected volatility of 55.4%, a remaining term of approximately 1.73 years, a risk-free interest rate of 4.99% and an expected dividend yield of nil. The determination of fair value is sensitive to changes in these assumptions. As a result, the fair value of the warrant liabilities and the amount of gains or losses recognized in earnings may vary from period to period due to changes in the Company's share price, expected volatility, risk-free interest rates, remaining term and other valuation inputs.

There have been no other significant changes in accounting policies applied to the September 30, 2026 interim financial statements, and we do not expect to adopt any significant changes at this time.

Management's Discussion and Analysis
NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
Upcoming accounting standards not yet adopted:
In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. FASB ASU 2024-03 is effective for public business entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting for the three and nine months ended September 30, 2026, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income and net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for the past years as comparison :
Selected Consolidated Quarterly Operations Data

Three months ended	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25	31-Dec-25	31-Mar-26	30-Jun-26	30-Sep-26
(in thousands of U.S. dollars except for per share amounts)
Total revenue	$75,088	$70,955	$88,870	$21,617	$1,880	$2,285	$2,717	$2,591
Continuing operations	$7,284	$7,323	$12,498	$1,617	$1,880	$2,285	$2,717	$2,591
Discontinued operations	$67,804	$63,631	$76,372	$19,999	$—	$—	$—	$—
Gross profit[1]	$14,280	$15,225	$15,996	$4,771	$(169)	$516	$133	$95
Continuing operations	$363	$1,535	$842	$472	$(169)	$516	$133	$95
Discontinued operations	$13,917	$13,690	$15,153	$4,299	$—	$—	$—	$—
Gross margin[1]	19%	21%	18%	22%	(9)%	23%	5%	4%
Continuing operations	5%	21%	7%	29%	(9)%	23%	5%	4%
Discontinued operations	21%	22%	20%	21%	—%	—%	—%	—%
Loss from investments accounted for by the equity method (note 8)	$(1,964)	$(3,799)	$(3,299)	$(3,078)	$(5,078)	$(1,381)	$(1,283)	$(166)
Continuing operations	$(2,611)	$(3,884)	$(3,686)	$(3,197)	$(5,078)	$(1,381)	$(1,283)	$(166)
Discontinued operations	$647	$85	$387	$119	$—	$—	$—	$—
Net income (loss)	$(10,141)	$(2,451)	$(34,344)	$(13,726)	$(11,105)	$(5,707)	$(11,375)	$(2,990)
Continuing operations	$(13,665)	$(5,296)	$(5,053)	$(10,411)	$(8,811)	$(5,707)	$(11,375)	$(2,990)
Discontinued operations	$3,524	$2,845	$(29,291)	$(3,315)	$(2,294)	$—	$—	$—
EBITDA[1]	$(6,103)	$(135)	$(30,049)	$(12,814)	$(10,695)	$(6,034)	$(10,823)	$(2,786)
Adjusted EBITDA[1]	$(1,883)	$(7)	$(1,017)	$(6,313)	$(9,939)	$(4,859)	$(6,273)	$(4,843)
U.S. dollar to Euro average exchange rate	0.94	0.95	0.88	0.86	0.86	0.85	0.86	0.87
U.S. dollar to Canadian dollar average exchange rate	1.39	1.43	1.38	1.38	1.40	1.37	1.38	1.40
Earnings (Loss) income per share:
Basic & Diluted	$(0.57)	$(0.14)	$(1.98)	$(0.79)	$(0.65)	$(0.33)	$(0.64)	$(0.13)
Continuing operations	$(0.77)	$(0.31)	$(0.29)	$(0.60)	$(0.51)	$(0.33)	$(0.64)	$(0.13)
Discontinued operations	$0.20	$0.16	$(1.69)	$(0.19)	$(0.13)	$—	$—	$—
Notes

(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
REPORTABLE SEGMENTS & RECONCILIATIONS

Aetherion reports its results in the following two reportable segments for its continuing operations: High-Pressure Controls and Cespira.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on a basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to condensed consolidated interim statement of operations can be found in section "Non-GAAP Measures & Reconciliation" within this MD&A.

	Three months ended September 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$2,591	$28,247	$30,838
Cost of revenue	2,496	24,558	27,054
Gross profit	95	3,689	3,784
Operating expenses:
Research & development	650	1,095	1,745
General & administrative	588	2,248	2,836
Sales & marketing	92	1,108	1,200
Depreciation & amortization	50	741	791
	1,380	5,192	6,572
Add back: Depreciation & amortization	246	1,094	1,340
Segment EBITDA	$(1,039)	$(409)	$(1,448)

	Three months ended September 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1,606	$11	$19,328	$20,945
Cost of revenue	1,145	—	20,364	21,509
Gross profit	461	11	(1,036)	(564)
Operating expenses:
Research & development	2,293	26	1,135	3,454
General & administrative	484	34	2,410	2,928
Sales & marketing	103	3	357	463
Depreciation & amortization	108	—	833	941
	2,988	63	4,735	7,786
Add back: Depreciation & amortization	134	—	1,610	1,744
Segment EBITDA	$(2,393)	$(52)	$(4,161)	$(6,606)

Management's Discussion and Analysis

	Nine months ended September 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$7,593	$77,567	$85,160
Cost of revenue	6,849	68,488	75,337
Gross profit	744	9,079	9,823
Operating expenses:
Research and development	2,388	3,757	6,145
General and administrative	1,700	7,481	9,181
Sales and marketing	318	1,990	2,308
Depreciation and amortization	146	2,514	2,660
	4,552	15,742	20,294
Add back: Depreciation and amortization[1]	654	3,029	3,683
Segment EBITDA	$(3,154)	$(3,634)	$(6,788)

	Nine months ended September 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$6,392	$15,046	$48,147	$69,585
Cost of revenue	5,313	13,276	50,594	69,183
Gross profit	1,079	1,770	(2,447)	402
Operating expenses:
Research and development	5,027	159	6,025	11,211
General and administrative	1,189	133	7,829	9,151
Sales and marketing	253	26	975	1,254
Depreciation and amortization	223	—	2,423	2,646
	6,692	318	17,252	24,262
Add back: Depreciation and amortization1	432	—	4,901	5,333
Segment EBITDA	$(5,181)	$1,452	$(14,798)	$(18,527)

	Three months ended September 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$30,838	$28,247	$—	$2,591
Cost of revenue	27,054	24,558	—	2,496
Gross profit	3,784	3,689	—	95
Operating expenses:
Research & development	1,745	1,095	391	1,041
General & administrative	2,836	2,248	3,366	3,954
Sales & marketing	1,200	1,108	226	318
Depreciation & amortization	791	741	64	114
	6,572	5,192	4,047	5,427
Equity loss	—	—	(166)	(166)

Management's Discussion and Analysis

	Three months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$20,945	$19,328	$—	$1,617
Cost of revenue	21,509	20,364	—	1,145
Gross profit	(564)	(1,036)	—	472
Operating expenses:
Research & development	3,454	1,135	—	2,319
General & administrative	2,928	2,410	3,612	4,130
Sales & marketing	463	357	199	305
Depreciation & amortization	941	833	38	146
	7,786	4,735	3,849	6,900
Equity loss	—	—	(3,197)	(3,197)

	Nine months ended September 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$85,160	$77,567	$—	$7,593
Cost of revenue	75,337	68,488	—	6,849
Gross profit	9,823	9,079	—	744
Operating expenses:
Research and development	6,145	3,757	1,087	3,475
General and administrative	9,181	7,481	9,262	10,962
Sales and marketing	2,308	1,990	431	749
Depreciation and amortization	2,660	2,514	123	269
	20,294	15,742	10,903	15,455
Equity loss	—	—	(2,830)	(2,830)

	Nine months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$69,585	$48,147	$—	$21,438
Cost of revenue	69,183	50,594	—	18,589
Gross profit	402	(2,447)	—	2,849
Operating expenses:
Research and development	11,211	6,025	—	5,186
General and administrative	9,151	7,829	9,586	10,908
Sales and marketing	1,254	975	759	1,038
Depreciation and amortization	2,646	2,423	137	360
	24,262	17,252	10,482	17,492
Equity loss	—	—	(10,767)	(10,767)

Management's Discussion and Analysis

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Total Segment EBITDA	$(1,448)	$(6,606)	$(6,788)	$(18,527)
Adjustments:
Depreciation & amortization[1]	310	172	777	569
Cespira's Segment EBITDA	(409)	(4,161)	(3,634)	(14,798)
Cespira's equity loss	166	3,197	2,830	10,767
Corporate and unallocated operating expenses	3,983	3,811	10,780	10,345
Foreign exchange loss (gain)	(240)	1,282	2,460	(4,145)
Change in fair value of warrant liability	(2,162)	—	(666)	—
Financing transaction costs	—	—	1,085	—
Interest on long-term debt	30	142	188	500
Interest and other income, net of bank charges	(156)	(653)	(892)	(1,155)
Loss before income taxes	$(2,970)	$(10,396)	$(19,716)	$(20,610)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

Management's Discussion and Analysis
NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS:

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, net working capital, and other non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Aetherion's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Three months ended	30-Sep-26	30-Sep-25
Revenue	$2,591	$1,617
Less: Cost of revenue	2,496	1,145
Gross profit	$95	$472
Gross margin %	4%	29%

Management's Discussion and Analysis
EBIT, EBITDA and ADJUSTED EBITDA

Three months ended	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25	31-Dec-25	31-Mar-26	30-Jun-26	30-Sep-26
Net income (loss)	$(10,141)	$(2,451)	$(34,344)	$(13,726)	$(11,105)	$(5,707)	$(11,375)	$(2,990)
Tax expense (recovery)	1,858	579	1,673	203	242	113	223	20
Loss before income taxes	$(8,283)	$(1,872)	$(32,671)	$(13,523)	$(10,863)	$(5,594)	$(11,152)	$(2,970)
Interest expense (income), net[1]	272	(193)	571	(532)	9	(652)	74	(126)
EBIT	$(8,011)	$(2,065)	$(32,100)	$(14,055)	$(10,854)	$(6,246)	$(11,078)	$(3,096)
Depreciation and amortization	1,908	1,930	2,051	1,241	159	212	255	310
EBITDA	$(6,103)	$(135)	$(30,049)	$(12,814)	$(10,695)	$(6,034)	$(10,823)	$(2,786)
Stock based compensation	5	285	451	(221)	(108)	168	276	345
Unrealized foreign exchange (gain) loss	5,440	(456)	(2,362)	839	(1,220)	1,007	1,693	(240)
Severance costs	4	299	96	798	39	—	—	—
Loss on disposal of operations	—	—	30,183	5,085	2,045	—	—	—
Gain on deconsolidation	(1,932)	—	—	—	—	—	—	—
Loss on sale of assets	703	—	—	—	—	—	—	—
Impairment of long-term investments and long-term assets	—	—	664	—	—	—	—	—
Change in fair value of warrant liability	—	—	—	—	—	—	1,496	(2,162)
Financing transaction costs	—	—	—	—	—	—	1,085	—
Adjusted EBITDA	$(1,883)	$(7)	$(1,017)	$(6,313)	$(9,939)	$(4,859)	$(6,273)	$(4,843)

Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt.

(2) The above table presents the current and comparative periods for both continuing and discontinued operations on a consolidated basis.